

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

November 22, 2010

Mr. David L. Herzog
Executive Vice President and Chief Financial Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

Re: American International Group, Inc.
         Form 10-Q for the Fiscal Quarter Ended September 30, 2010
         File No. 001-08787

Dear Mr. Herzog:

    We have completed our review of your Form10-Q and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief